Seabridge Gold Inc.

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
NYSE: SA May 12, 2017

Seabridge Gold Files First Quarter Financial Statements and MD&A

Toronto, Canada…Seabridge Gold (TSX:SEA) (NYSE:SA) reported today that it has filed its Financial Statements and Management’s Discussion and Analysis for the three months ended March 31, 2017 on SEDAR (www.sedar.com). To view the Report to Shareholders, financial statements and management’s discussion and analysis for the three months ended March 31, 2017 on the Company’s website, please see: www.seabridgegold.net/sharefinrep.php.

During the three-month period ended March 31, 2017 the Company incurred a $1.8 million net loss or $0.03 per share compared to a net loss of $2.5 million or $0.05 per share for the comparative period ended March 31, 2016. During the first quarter, Seabridge invested $2.4 million in mineral interests at the KSM, Courageous Lake and Iskut projects, compared to $3.5 million during the same period last year. At March 31, 2017, net working capital was $6.0 million compared to $7.3 million at December 31, 2016.

Subsequent to the end of the quarter, Seabridge closed two equity financings. The first financing consisted of 1,100,000 common shares issued at a price of $14.30 per share for gross proceeds of $15.7 million. The second financing consisted of a bought deal flow-through financing of 1,100,000 shares at $20.00 per share for gross proceeds of $22.0 million.

The Company’s principal assets are the 100% owned KSM property located near Stewart, British Columbia, Canada and the 100% owned Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral resources by project and resource category please visit the Company’s website at www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

ON BEHALF OF THE BOARD "Rudi Fronk" Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292 • Fax: (416) 367-2711

Email: info@seabridgegold.net

 106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada

Telephone: (416) 367-9292 Facsimile: (416) 367-2711 www.seabridgegold.net